March 29, 2023

VIA EDGAR

John F. Kernan
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:          Forum Funds (the "Registrant")
                  (File No. 811-03023)

Dear Mr. Kernan:

This letter is in response to comments provided by the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to filings made by the Registrant, on behalf of certain of its series (each, a “Fund” and collectively, the “Funds”). The Staff comments were provided in a telephone conversation on Wednesday, December 7, 2022. For your convenience, such comments are set out below in bold text and each comment is followed by our response.

Comment 1: In the management discussion of fund performance for The Beehive Fund, the section entitled, “A Message To Our Shareholders” should be enhanced to include a specific discussion of the factors that materially affected absolute and relative performance during the most recent fiscal year in accordance with Form N-1A, Item 27(b)(7). The Staff notes that, while the management discussion of fund performance includes a market and strategy overview and provides portfolio insights and forward-looking outlooks, it does not adequately address factors and/or securities contributing to, or detracting from, Fund performance during the period. Please explain how the Fund will address the Form requirements.

Response:  Registrant has evaluated the Staff’s comment, which included a review of the comment with Fund management and will include the requisite discussion of factors and/or securities contributing to, or detracting from, Fund performance in the Fund’s future filings, as required by Form N-1A.

Comment 2: Please explain why recently amended Form N-CSRs filed September 12, 2022 refer to a “quarter” covered by the report for the disclosure covered by the report under item 11(b). Please use the language provided in N-CSR item 11(b), which refers to the “period” covered by the report, not isolated to a particular quarter, and confirm that, for the series of Forum Funds not referenced in the Registrant’s prior correspondence dated September 20, 2022, that there have been no changes in the Registrant’s internal control over financial reporting during the period.
Response:  Registrant hereby confirms that, with respect to all series of the Registrant, there have been no such changes in Registrant’s internal control over financial controls over the period covered by the report.

Registrant will ensure that the Registrant’s representations related to controls and procedures under Item 11(b) of Form N-CSR refer to the full period covered by the report (and are not isolated to a particular quarter) on a going-forward basis.

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If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,
/s/ Zachary R. Tackett
Zachary R. Tackett

cc: Stacy L. Fuller, Esq.
               K&L Gates LLP